FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Proxy, Notice of Meeting and Management Information Circular

ALGOMA STEEL INC.
(Registrant's name)

105 West Street
Sault Ste. Marie
Ontario, Canada P6A 7B4
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005

ALGOMA STEEL INC.
(Registrant)

By:	/s/ "Paul Finley"

Paul Finley
Vice President - Business Development and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Management Information Circular dated March 15, 2005.

99.2	Proxy Form for Annual and Special Meeting of Shareholders on May 11, 2005.

99.3	Notice of Annual and Special Meeting of Shareholders on May 11, 2005.